Exhibit 11.2

AGI INC

Statement of Policy Concerning Trading in Company Securities
Adopted February 10, 2026

I.	Summary of Policy Concerning Trading in Company Securities
A.	Restrictions on Trading in Company Securities

It is the general policy of Agi Inc and its subsidiaries (collectively, the “Company”) that it will, without exception, comply with all applicable laws and regulations in conducting its business; and that, when carrying out Company business, directors, officers and employees must avoid any activity that violates applicable laws or regulations. To this end, when trading in Company securities, each director, officer, employee of the Company and each other person listed below is expected to abide by this policy (such policy, the “Trading Policy”). In order to avoid even an appearance of impropriety, the Company’s directors, officers and certain other employees are subject to pre-approval requirements described below and other limitations on their ability to enter into transactions involving the Company’s securities. Although these limitations do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the adoption, amendment, suspension or termination of any such written trading plan is subject to pre-approval requirements and other limitations detailed in Rule 10b5-1, including but not limited to applicable cooling-off periods and limitations on overlapping plans, as well as any requirements and guidelines adopted by the Company from time to time.

B.	Who is Subject to this Trading Policy

Except where stated otherwise, this Trading Policy applies to the following individuals and entities, without regard to where they are located in the U.S. or internationally. We refer to these individuals and entities collectively as “Insiders”:

•	directors, officers and employees of the Company and its subsidiaries,
•	contractors, consultants, and certain other persons who may gain access to Company inside information,
•	the spouses, domestic partners, and minor children (even if financially independent) of such directors, officers or employees (collectively, “Family Members”),
•	anyone to whom Company directors, officers or employees provide significant financial support, and
•	any entity or account over which the persons listed above, have or share the power, directly or indirectly, to make investment decisions (whether or not such persons have a financial interest in the entity or account) and those entities or accounts established or maintained by such persons with their consent or knowledge and in which such persons have a direct or indirect financial interest.

Because of their access to confidential information on a regular basis, Company policy subjects its directors, officers and certain employees (the “Window Group”) to additional restrictions on trading in Company securities as discussed in section II.C. below. In addition, directors, officers and certain employees with knowledge of material inside information may be subject to ad hoc restrictions on trading from time to time.

Furthermore, the Company itself must comply with U.S. securities laws applicable to its own securities trading activities, and will not effect transactions in respect of its securities, or adopt any securities repurchase plans, when it is in possession of material non-public information concerning the Company, other than in compliance with applicable law, subject to the policies and procedures adopted by the Company and attached as Exhibit A hereto.

II.	Prohibition on Trading in Securities While in Possession of Inside Information
A.	General Rule and What is Material

U.S. federal securities laws prohibit the Company’s Insiders from using information about the Company in the purchase and sale of securities, such as the Company’s shares, bonds, notes, debentures, limited partnership units or other equity or debt securities.

For example, if an employee of a company learns material information through the course of her employment, she is prohibited from buying or selling securities (including the Company’s securities and the securities of other companies that could be impacted by the information) until the information has been adequately disclosed to the public. This is because she knows information that could cause the price of the security to change and has a duty to the company not to use the information for her personal gain. Trading on the basis of material inside information is fraudulent and illegal. Civil and criminal penalties for this kind of activity are severe.

Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. Material information can be favorable or unfavorable. Courts and regulators often second-guess materiality determinations with the benefit of hindsight. If you have any uncertainty about whether inside information is material, you should consult with the Chief Compliance Officer and otherwise treat it as if it were material. Some examples of information that could be considered material include:

•	significant changes in the Company’s prospects or key performance indicators,
•	actual, anticipated or targeted revenue, earnings, dividends and other financial information,
•	operational developments that could affect the Company’s financial performance or forecasts, such as changes in the Company’s relationship with a key customer or supplier,
•	financial, sales and other significant internal business forecasts, or a change in previously released estimates,
•	pending or proposed mergers, business acquisitions, tender offers, joint ventures, restructurings, dispositions, or the expansion or curtailment of operations,
•	significant cybersecurity or data protection events, including but not limited to any breach of information systems that compromises the functioning of the Company’s information or other systems or results in the exposure or loss of customer information,
•	proposed equity or debt offerings or significant borrowing,

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•	changes in debt ratings, or analyst upgrades or downgrades of the issuer or one of its securities,
•	significant changes in accounting treatment, write-offs or effective tax rate,
•	pending or threatened significant litigation or governmental investigation, or the resolution of such matters,
•	liquidity problems or impending bankruptcy,
•	auditor notification that the Company may no longer rely on an audit report,
•	changes in the Board or top executives, and
•	stock splits or other corporate actions.

In this Trading Policy, we use the term “inside information” to refer to information that has not been publicly disclosed in a manner making it available to investors generally on a broad-based non-exclusionary basis (for example, the filing of a Form 6-K or issuance of a press release) and/or the investing public has not had time to fully absorb the information. If it is not clear whether material information has been sufficiently publicized, it should be treated as if it is inside information. Furthermore, it is illegal for any Insider in possession of material inside information to provide other people with such information or to recommend that they buy or sell the securities (this is called “tipping”). In that case, they may both be held liable.

Information obtained through the course of employment or service as a director does not belong to individual Insiders who may handle it or otherwise become knowledgeable about it. The information is an asset of the Company. Any person who uses such information for personal benefit or discloses it to others outside the Company without authorization violates her confidentiality obligations to the Company and may be in breach of her fiduciary, loyalty or other duties to the Company. More particularly, trading on the basis of Company inside information harms the Company and its investors.

The Securities and Exchange Commission (the “SEC”), the Financial Industry Regulatory Authority (“FINRA”), prosecutors and plaintiffs’ lawyers devote considerable resources to identifying insider trading. A breach of the insider trading laws could expose the insider or anyone who trades on information provided by an insider to criminal fines and imprisonment, in addition to civil penalties and injunctive actions. Even if allegations of insider trading do not lead to a conviction, defending against such allegations is expensive. In addition, the mere perception that an Insider traded with the knowledge of material inside information could harm the reputation of the Company and that Insider. Accordingly, the Company’s Trading Policy is in some cases more restrictive than what applicable insider trading laws might otherwise require.

B.	Guidelines

The following guidelines should be followed to ensure compliance with applicable antifraud laws and with the Company’s policies:

1.                Nondisclosure. Material inside information must not be disclosed to anyone, except to persons within the Company whose positions require them to know it, or with prior approval of the Chief Compliance Officer. No Insider should discuss material inside information in public places or in common areas on Company property.

2.                Trading in Company Securities. No Insider may place a purchase or sale order, or recommend that another person place a purchase or sale order, in the

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Company’s securities when he or she has knowledge of material information concerning the Company that has not been disclosed to the public. This includes orders for purchases and sales of stock, convertible securities and other securities (e.g., bonds) and includes increasing or decreasing investment in Company securities through a retirement account. The exercise of employee stock options for cash is not subject to this policy. However, stock that was acquired upon exercise of a stock option will be treated like any other stock, and may not be sold by an employee who is in possession of material inside information, including in a “cashless” exercise. Any Insider who possesses material inside information should wait until after two full trading days after the information has been publicly released before trading. There is no exception to this Trading Policy, even for hardship to the Insider or based on the use of proceeds (such as making a mortgage payment or for an emergency expenditure).

3.                Trading in Another Company’s Securities. No Insider should place a purchase or sale order (including investment through a retirement account), or recommend that another person place a purchase or sale order, in the securities of another corporation, if the Insider learns in the course of his or her employment or service as director non-public information that is likely to affect the value of those securities. For example, it would be a violation of the securities laws if a Company employee learned through his role at the Company that the Company intended to amend or terminate a material vendor or supplier contract and then placed an order to buy or sell stock in that vendor or supplier company because of the likely increase or decrease in the value of its securities.

4.                Avoid Speculation. Investing in the Company’s common stock or other securities provides an opportunity to share in the future growth of the Company. But investment in the Company and sharing in the growth of the Company does not mean short range speculation based on fluctuations in the market. Such activities put the personal gain of the Insider in conflict with the best interests of the Company and its stockholders. Although this Trading Policy does not mean that Insiders may never sell shares, the Company encourages Insiders to avoid frequent trading in Company stock. Speculating in Company stock is not part of the Company culture.

5.                Trading Window. Trading by Insiders is permitted from the start of the second trading day following an earnings release with respect to the preceding fiscal period until the fifteenth calendar day of the last month of the then current fiscal quarter (the “Window”). From time to time the Chief Compliance Officer may determine that no trades may occur even during the Window. This may occur as a result of a material development that has not yet been publicly disclosed. No reasons may be provided and the closing of the Window may itself constitute material inside information that should not be communicated.

C.	Additional Restrictions on the Window Group

The Window Group consists of (i) directors and executive officers of the Company and their assistants and Family Members, (ii) subset of employees in the legal, financial reporting or business development group and (iii) such other persons as may be designated from time to time and informed of such status by the Company’s Chief Compliance Officer. The Window Group is subject to the following restrictions on trading in Company securities in addition to those set forth above:

1.                Trading Window. Trading is permitted from the start of the second trading day following an earnings release with respect to the preceding fiscal period until the fifteenth calendar day of the last month of the then current fiscal quarter (the “Window”). No trading is permitted outside the Window except with prior approval by the

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Chief Executive Officer and Chief Compliance Officer; provided that, if one of these individuals wishes to trade outside the Window, it shall be subject to prior approval by the other.

2.                Closing of Trading Window. From time to time the Chief Compliance Officer may determine that no trades may occur even during the Window when clearance is requested. This may occur as a result of a material development that has not yet been publicly disclosed. No reasons may be provided and the closing of the Window may itself constitute material inside information that should not be communicated.

3.                Pre-Clearance. All trades by Window Group members are subject to prior review and clearance by the Chief Compliance Officer. Notwithstanding pre-clearance, every person is individually responsible for their compliance with the Trading Policy and with applicable insider trading laws.

The foregoing Window Group restrictions do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Exchange Act (“10b5-1 Plans”). However, Window Group members may not enter into, amend or terminate a 10b5-1 Plan relating to Company securities without the prior approval of the Chief Compliance Officer, which will only be given during a Window period and only if the Window Group member does not have knowledge of material nonpublic information.

D.	Hedging and Derivatives

Insiders are prohibited from engaging in any derivative transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars or other derivatives) that are designed to hedge or speculate on any change in the market value of the Company’s equity securities. As discussed below, Insiders are also prohibited from shorting the Company’s securities.

Trading in options or other derivatives is generally highly speculative and very risky. People who buy options are betting that the stock price will move rapidly. For that reason, when a person trades in options in his or her employer’s stock, it may arouse suspicion in the eyes of the SEC that the person was trading on the basis of inside information, particularly where the trading occurs before a company announcement or major event. It is difficult for a director, officer or employee to prove that he or she did not know about the announcement or event.

If the SEC or FINRA were to notice active options trading by one or more directors, officers or employees of the Company prior to an announcement, they would likely investigate. Such an investigation could be embarrassing to the Company (as well as expensive) and could result in severe penalties and expense for the persons involved. For all of these reasons, the Company prohibits Insiders from engaging in derivative transactions as described above involving the Company’s stock. This policy does not apply to employee stock options granted by the Company, which cannot be traded.

E.	Pledging of Securities, Margin Accounts

Pledged securities may be sold by the pledgee without the pledgor’s consent under certain conditions. For example, securities held in a margin account may be sold by a broker without the customer’s consent if the customer fails to meet a margin call. Because such a sale may occur at a time when an Insider has material inside information or is otherwise not permitted to trade in Company securities, the Company prohibits Insiders from pledging Company securities in any circumstance, including by purchasing Company securities on margin or holding Company securities in a margin account.

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F.	Applicability of U.S. Securities Laws to International Transactions

All Insiders of the Company and its subsidiaries, whether domestic or international, are subject to this Trading Policy. In addition, U.S. securities laws may be applicable to trades in the Company’s securities executed outside the United States, as well as to the securities of the Company’s subsidiaries or affiliates, even if they are located outside the United States or if you are located outside the United States. Transactions involving securities of subsidiaries or affiliates should be carefully reviewed by counsel for compliance not only with local law but also for possible application of U.S. securities laws.

G.	Gifts of Securities

Gifts of Company securities should only be made (i) when an Insider is not in possession of material non-public information and (ii) inside a Window. Gifts of Company securities are otherwise subject to this Trading Policy, including the guidelines and restrictions set forth under sections II.B. and II.C.

Chief Compliance Officer

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Exhibit A

Company Trading Policies and Procedures

These policies and procedures govern repurchases of the Company’s equity securities (“Repurchases”) approved from time to time by the Board of Directors (the “Board”) of the Company to help ensure that such Repurchases are not made, or a share repurchase plan is not adopted, when the Company is in possession of material non-public information concerning the Company (“MNPI”). Capitalized terms used but not defined herein have the respective meanings given to them in the Company’s Trading Policy.

1.         Policy. It is the Company’s policy that no Repurchases may take place outside a Window or when the Company is otherwise in possession of MNPI, other than Repurchases made pursuant to a Rule 10b5-1 Plan or otherwise in compliance with applicable law.

2.         Trading Activity. Any Repurchases, or the adoption of a Rule 10b5-1 Plan to effect Repurchases shall be subject to the following procedures:

(a)       The adoption of a Rule 10b5-1 Plan shall be subject to prior written approval by the Chief Compliance Officer. The Chief Compliance Officer shall take such steps as he or she deems reasonably necessary to ascertain that the Company is not in possession of MNPI at the time of plan adoption, including but not limited to consulting with other members of senior management (each, an “Authorized Officer”) and/or legal counsel.

(b)       With respect to Repurchases that have been approved by the Board, if at any time during the period such Repurchases are scheduled to take place, the Chief Compliance Officer or any Authorized Officer become aware of any MNPI, they shall notify the relevant employee(s) at the Company responsible for effecting Repurchases as soon as practicable to suspend such Repurchases.

(c)        Once the Chief Compliance Officer and such Authorized Officer are satisfied that, to their knowledge, the Company is no longer in possession of MNPI, they shall notify the relevant employee(s) that the Company may resume its Repurchases.

3.         Recordkeeping. The Chief Compliance Officer shall maintain a record of the communications referred to in these policies and procedures in compliance with the Company’s recordkeeping policies.

4.         Training. Company directors, officers and employees who are involved in the Company’s securities trading activities shall be provided training on the Trading Policy and these policies and procedures consistent with the Company’s employee training policies.

5.         Modification or Waiver. These policies and procedures may be modified, and specific requirements therein may be waived, subject to approval by the Chief Compliance Officer if he or she deems such modifications or waivers are appropriate based on particular facts and circumstances, and in compliance with applicable law.

6.         Amendments. These policies and procedures may be reviewed periodically as determined by the Chief Compliance Officer. Any material amendments to these policies and procedures shall require the approval of the Chief Compliance Officer.

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